SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                            (Amendment No. 2)

                Under the Securities Exchange Act of 1934

                         Cypress Bioscience, Inc.
                      ------------------------------
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                 ---------------------------------------
                     (Title of Class of Securities)

                               2 232674 101
                 ---------------------------------------
                              (CUSIP Number)

                  Paramount Capital Asset Management, Inc.
                      c/o Lindsay A. Rosenwald, M.D.
                           787 Seventh Avenue
                           New York, NY 10019
                             (212) 554-4300
                             with a copy to:

                          David R. Walner, Esq.
                 Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY 10019
                              (212) 554-4372
                          ----------------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                            November 26, 1996
                       ----------------------------
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          ( )

        Check the following box if a fee is being paid with this
        Statement:
                                                          ( )



                                      13D

      CUSIP NO. [          ]

 ------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.
 ------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)( ) (b)( )
 ------------------------------------------------------------------------
 3    SEC USE ONLY
 ------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO (see Item 3 below)
 ------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                  ( )
 ------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
 ------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             None
       NUMBER OF        -------------------------------------------------
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,769,134
        OWNED BY        -------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON         -------------------------------------------------
          WITH          10   SHARED DISPOSITIVE POWER
                             2,769,134
 ------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,769,134
 ------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )
 ------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.0%
 ------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
 ------------------------------------------------------------------------



                                     13D
      CUSIP NO. [          ]

 ------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.
 ------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)( )
                                                            (b)( )
 ------------------------------------------------------------------------
 3    SEC USE ONLY
 ------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO (see Item 3 below)
 ------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                  ( )
 ------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
 ------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             None
       NUMBER OF        -------------------------------------------------
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           819,967
        OWNED BY        -------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON         -------------------------------------------------
          WITH          10   SHARED DISPOSITIVE POWER
                             819,967
 ------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      819,967
 ------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )
 ------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.3%
 ------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
 ------------------------------------------------------------------------



                                     13D
      CUSIP NO. [          ]

 ------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust
 ------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)( )
                                                            (b)( )
 ------------------------------------------------------------------------
 3    SEC USE ONLY
 ------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO (see Item 3 below)
 ------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                  ( )
 ------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF        -------------------------------------------------
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           1,949,167
        OWNED BY        -------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON         -------------------------------------------------
          WITH          10   SHARED DISPOSITIVE POWER
                             1,949,167
 ------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,949,167
 ------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )
 ------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%
 ------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)
 ------------------------------------------------------------------------



                                       13D
      CUSIP NO. [          ]

 ------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.
 ------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)( )
                                                           (b)( )
 ------------------------------------------------------------------------
 3    SEC USE ONLY
 ------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO (see Item 3 below)
 ------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                  ( )
 ------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
 ------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             None
       NUMBER OF        -------------------------------------------------
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,769,134
        OWNED BY        -------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON         -------------------------------------------------
          WITH          10   SHARED DISPOSITIVE POWER
                             2,769,134
 ------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,769,134
 ------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )
 ------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.0%
 ------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
 ------------------------------------------------------------------------



Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Cypress Bioscience, Inc. (the "Issuer")
          4350 Executive Drive, Suite 325
          San Diego, CA 92121
          (619) 452-2323

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay
          A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital s, Aries Domestic s and Dr. Rosenwald s business address is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     ----------------------
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on January 22, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect its initial purchase of 894,666 shares of the Issuer for an approximate purchase price of $1,367,019 and Aries Trust used its general funds to effect its initial purchase of 896,666 shares for an approximate purchase price of $1,373,663. As previously reported on Amendment No. 1 to the Original Statement ( Amendment No. 1") between the date of the Original Statement and the filing of Amendment No. 1, Aries Domestic and Aries Trust used their general funds to effect certain purchases of the securities of the Issuer in open market transactions. In addition, as previously reported on Amendment No. 1, on October 18, 1996, pursuant to a private placement, Aries Domestic used its general funds to effect an additional purchase of 75,000 newly issued shares and warrants to purchase 37,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $150,000 and Aries Trust used its general funds to effect an additional purchase of 175,000 newly issued shares and warrants to purchase 87,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $350,000. Since the date of Amendment No. 1, Aries Domestic and the Aries Trust have used their general funds to effect certain purchases of the securities of Issuer in certain open market transactions as further set forth in Item 5. Further, on November 19, 1996, in a private transaction, the Aries Trust acquired 350,000 shares from Aries Domestic for an approximate aggregate purchase price of $667,436.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of December 4, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 2,769,134 shares or 8.0% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                Amount Owned
                                                ------------
               Aries Domestic                   819,967 Shares
               Aries Trust                    1,959,167 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to December 4, 1996:

               10/30/96             2,100               2.250
               10/31/96            15,000               2.063
               10/31/96             3,000               2.063
               11/12/96             7,500               2.000
               11/26/96             6,000               2.188
               11/26/96             3,000               2.000
               11/26/96            60,000               1.953
               11/27/96             6,000               2.000
               11/29/96             3,000               2.000

               The following purchases were made by Aries Trust in the open market in the sixty days prior to October 29, 1996:

                Date           No. of Shares       Market Price
                ---            -------------       ------------

               10/30/96             4,900               2.250
               10/31/96            35,000               2.063
               10/31/96             7,000               2.063
               11/12/96            17,500               2.000
               11/22/96            50,000               2.000
               11/26/96            14,000               2.188
               11/26/96             7,000               2.000
               11/26/96           140,000               1.953
               11/27/96            14,000               2.000
               11/29/96             7,000               2.000

          On November 19, 1996, Aries Trust acquired 350,000 shares from Aries Domestic at an approximate aggregate price of $667,436. Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Dr. Rosenwald is also the sole stockholder of Paramount Capital, Inc., which placed a portion of the securities sold by the Company in its October 9, 1996 private placement and received in connection therewith, a customary placement agent fee. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.



                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND
                                  By  Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    December 4, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                    -------------------------------
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.,
INC.

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald. M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                  General Partner

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald   M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:    December 4, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    -------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    December 4, 1996
          New York, NY           By  /s/ Lindsay Rosenwald, M.D.
                                    -------------------------------
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.                   Chairman of the Board, President
                                             of Paramount Capital Asset
                                             Management, Inc., Paramount
                                             Capital LLC and Paramount
                                             Capital, Inc.

Peter Morgan Kash                            Director of Paramount Capital
                                             Asset Management, Inc., Inc.,
                                             Senior Managing Director,
                                             Paramount Capital, Inc.

Dr. Yuichi Iwaki                             Director of Paramount Capital
                                             Asset Management, Inc., Inc.,
                                             Professor, University of
                                             Southern California School of
                                             Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital s knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                    PRINCIPAL OCCUPATION
     NAME                                               OR EMPLOYMENT

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.